Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of Konrad Malik
Direct Tel. 604-648-1671
Mail Address kmalik@wlmlaw.ca
Our File No. 1064-1

November 12, 2010

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Courtney Haseley, Esq.

Dear Sirs:

Re: Winecom, Inc. (the "Company") Amendment No. 4 to Registration Statement on Form S-1 File No. 333-167227 Filed October 13, 2010

We are the solicitors for the Company.  We refer to your letter of November 3, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed October 13, 2010.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1 filed October 13, 2010

Risk Factors

"There is uncertainty regarding our ability to continue as a going concern...," page 3

1.
Please enhance this risk factor to state clearly the company's expectation that its current assets will be extinguished by December 31, 2010, as expressed on page 32.  Please further address the impact that raising minimal funds in this offering will have on the company's financial condition.

Response: The Company has revised this risk factor to state as follows:

“There is uncertainty regarding our ability to continue as a going concern, indicating the possibility that we may be required to curtail or discontinue our operations in the future.  If we discontinue our operations, you may lose all of your investment.

We have incurred net losses of $3,433 from our inception on July 1, 2008 to July 31, 2010 and have completed only the preliminary stages of our business plan.  We anticipate incurring additional losses before realizing any revenues and will depend on additional financing in order to meet our continuing obligations and ultimately, to attain profitability.  We anticipate that our current cash assets will be extinguished by December 31, 2010.  The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain additional financing from outside sources and eventually produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations.  If this happens, you could lose all or part of your investment.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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The Company has also added the following risk factor to address the issue of raising only minimal funds in this offering:

“If we are able to raise only minimal funds through this offering, we will not be able to carry out our business and you could lose your entire investment.

Our management has decided that if we cannot sell at least 1,000,000 shares in this offering, we will not be able to implement any part of our business plan and will have to focus only on maintaining our reporting status with the SEC and the state of Nevada.  If we are not able to sell even 300,000 shares in this offering, we will not even have the funds to maintain our reporting status with the SEC without additional financing.  In both instances, you may lose all or some of your investment.”

Use of Proceeds, page 8

2.
We note your response to prior comment 3 and your disclosure regarding the possibility that no proceeds will be raised in this offering.  Please further enhance your disclosure to address the possibility that only ten or twenty percent of the offered shares will be sold, and the corresponding impact on your proposed business plans.  Please ensure that your enhanced disclosure in this section is consistent with your disclosure elsewhere in the prospectus, including in Use of Proceeds, Capitalization, Dilution, and Management's Discussion and Analysis, including your discussions regarding your plan of operations and liquidity needs.

Response:  The Company has revised the disclosure throughout the prospectus on the possibility of only selling 10 or 20 percent of the offered shares.

Management's Discussion and Analysis, page 26

General

3.
We note your response to prior comment 6 and the changes to Management's Discussion and Analysis.  However, discrepancies remain between the capital expenditures described on page 29, your assumptions regarding the level of offering success, and the plans and milestones described.  In this regard, by way of example and without limitation, on page 29 you describe your planned efforts in the first six months following the offering, assuming at least 600,000 shares are sold.  Yet the subsequent discussion includes capital expenditures that exceed the amount of such net proceeds (e.g. the hiring of a graphic designer).  By way of further example, on page 31 you indicate that you plan to hire a developer to integrate Facebook and Twitter and provide language translation capabilities for $1,000.  Yet this amount is inconsistent with the $3,000 figure set forth in your capital expenditures budget and assumes that at least 1,000,000 shares are sold in the offering.  As previously requested, please review and revise your registration statement to ensure that you clearly communicate your assumptions regarding the success of the offering and the corresponding impacts such outcome will have on your short and long term objectives and ability to execute your business plan.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response:  The Company has corrected the discrepancies in the Registration statement.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.